May 4, 2026
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Cheryl Brown

Re:	Basin Electric Power Cooperative
Registration Statement on Form S-4
File No. 333-295074
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Basin Electric Power Cooperative (“Basin Electric”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-4 to become effective on Wednesday, May 6, 2026, at 10:00 a.m., Eastern Time, or as soon as practicable thereafter.
If you have any questions regarding the foregoing, please contact Kyle Drefke of Orrick, Herrington & Sutcliffe LLP, counsel to Basin Electric, at (202) 339-8434. Please notify Mr. Drefke when this request for acceleration of effectiveness has been granted.

Sincerely,

/s/ Christoper A. Johnson

Christoper A. Johnson
Senior Vice President and Chief Financial Officer

cc:	Todd Brickhouse, Basin Electric Power Cooperative
James Horan, Basin Electric Power Cooperative
Carl Lyon, Orrick, Herrington & Sutcliffe LLP
Kyle Drefke, Orrick, Herrington & Sutcliffe LLP